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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Buyers United, Inc. Name of Issuer
Common Stock, $0.0001 par value Title of Class of Securities
124276106 CUSIP Number

I-Link Incorporated
9775 Business Park Avenue
San Diego, California 92131
(885) 547-5700

with copies to:
Ralph V. De Martino, Esquire
Dilworth Paxson LLP
1818 N Street, NW, Suite 400
Washington, D.C. 20036
(202) 452-0900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

May 1, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) I-Link Incorporated

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐
	Not Applicable		(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS(See Instructions)
SC, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES	(7)	SOLE VOTING POWER 907,150
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER —
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 907,150

	(10)	SHARED DISPOSITIVE POWER —

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,150

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% of Common Stock

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.    Security and Issuer.

        This Schedule 13D relates to the Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Stock") which by its terms is convertible into shares of common stock, par value $.0001 per share (the "Common Stock") of Buyers United, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's principal executive office is located at 14870 Pony Express Road, Bluffdale, Utah 84065.

ITEM 2.    Identity and Background.

        This statement is being filed by I-Link Incorporated, a Florida corporation, having its principal executive offices at 9775 Business Park Avenue, San Diego, California 92131 (the "Reporting Person").

        (d) and (e) During the last five years, neither the Reporting Person nor any of its directors or executive officers set forth in Schedule A hereto, to the best of the Reporting Person's knowledge, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

        The Reporting Person is filing this Schedule 13D to report its ownership of the Company's securities subsequent to and as a result of the Reporting Person's entering into a certain Asset Purchase Agreement (as the term is defined in Item 4 Schedule 13D hereof). Under the terms and provisions of the Asset Purchase Agreement and of certain Ancillary Agreements (as the term is defined in Item 4 of this Schedule 13D), the Company, in consideration of and in exchange for the sale of substantially all assets of I-Link Communications Inc. ("ILC"), a Utah corporation and a wholly-owned subsidiary of the Reporting Person, agreed to, inter alia, issue shares of the Series B Stock to the Reporting Person which shares are valued at US$2,050,000 pursuant to Section 1.3 of the Asset Purchase Agreement. See Item 5 of Schedule 13D hereof for a detailed discussion of the Asset Purchase Agreement.

ITEM 4.    Purpose of Transaction.

        This Schedule 13D is being filed to report the Reporting Person's beneficial ownership of the Series B Stock which, by its terms, is convertible into the shares of the Common Stock. The Reporting Person acquired the Series B Stock in an asset purchase transaction whereby the Reporting Person and ILC agreed, inter alia, to sell substantially all of the assets and customer base of ILC relating to its nationwide real-time IP communications network and enter into a certain Asset Purchase Agreement dated April 30, 2003 by and among the Company, the Reporting Person and ILC (the "Asset Purchase Agreement"). The asset purchase transaction included the sale of the physical assets required to operate the Reporting Person's nationwide network using its patented VoIP technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use the Reporting Person's proprietary software platform. In consideration of and in exchange for the sale of the foregoing assets of the Reporting Person and ILC, the Company agreed, inter alia, to: (i) issue shares of the Series B Stock to the Reporting Person and (ii) assume at closing certain liabilities of the Reporting Person and ILC. The foregoing transaction was effected by executing the Asset Purchase Agreement and several ancillary agreements by and among the parties (the "Ancillary Agreements") to facilitate the asset purchase transaction. The closing of the asset purchase transaction took place on May 1, 2003. A detailed description of the relevant terms and provisions of the Asset Purchase Agreement and the Ancillary Agreements is set forth in Item 5 hereof.

        The Reporting Person intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. The Reporting Person does not have plans to acquire additional shares of the Common Stock at the present time, but may determine to acquire additional shares in the future. Depending upon future developments, the Reporting Person may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it as well as general economic and stock market conditions.

        Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals, which will relate to or result in any of the following:

  (a)
  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  (d)
  Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors;

  (e)
  Any material change in the present capitalization or dividend policy of the Company;

  (f)
  Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  (g)
  Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

  (h)
  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)
  A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

  (j)
  Any action similar to any of those enumerated above.

        Notwithstanding the foregoing, the Reporting Person reserves the right at any time to change its opinions, assessments, intentions and plans. Moreover, nothing set forth herein should be deemed to be a limitation on the actions that the Reporting Person may take as a shareholder of the Company. Nor are the foregoing statements intended to limit the Reporting Person's alternatives with respect to any of the plans or proposals that may result in the events set forth in subsections (a)-(j) of Item 4 hereof, in any respect.

ITEM 5.    Interest in Securities of the Issuer.

        (a) and (b)    The Reporting Person is a beneficial owner of 907,150 shares of Common Stock, or 12.5% of a total number of the Common Stock shares issued and outstanding as of May 2, 2003, for the purposes of the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Exchange Act. The Reporting Person's beneficially owned securities of the Company include: (i) 130,000 shares of the Series B Stock issued to the Reporting Person which number represents the difference between the number of shares of the Series B Stock issuable pursuant to Section 1.3 of the Asset Purchase Agreement, 205,000 shares, and 75,000 "earnout" shares as defined in subsection (iv) of Item 5 hereinbelow, (ii) 45,000 shares of the Series B Stock issued to the Reporting Person pursuant to Section 2 of a certain Software License Agreement, dated December 6, 2002 by and between the Company and the Reporting Person (the "Software License Agreement") in consideration of the Reporting Person's granting a non-exclusive perpetual license to the Company to make use of the Reporting Person's certain non-patent intellectual property, (iii) 50,000 shares of the Series B Stock issued to the Reporting Person pursuant to Section 2 of the Software License Agreement in consideration of the Reporting Person's granting a non-exclusive perpetual license to the Company to make use of the Reporting Person's certain patents and patent rights for the purpose of providing enhanced telecommunications services to the Company's customers, (iv) 21,430 shares of the Series B Stock representing the "earned" portion of 75,000 "earnout shares" of Series B Stock as of May 1, 2003 and calculated as set forth in Section 1.5 of the Asset Purchase Agreement, i.e. 75,000 "earnout shares" are to be paid over the period of 14 months commencing January 1, 2003 at the rate of approximately 5,357 shares per month, provided, however, that no BP Event occurred during the 14-month period commencing January 1, 2003 which occurrence is assessed on a monthly basis (the term "BP Event" refers to occurrence of certain events caused by or involving Big Planet, Inc., the Reporting Person's wholesale customer, as such events are defined under the Asset Purchase Agreement; thus, the Reporting Person shall be entitled to "earn" the remaining 53,572 "earnout" shares, or 5,357 shares per month for 10 months following May 1, 2003, provided that no BP Event takes places during such period), (v) less 40,000 shares of Series B Stock (the "Reimbursement Shares") issued to the Reporting Person pursuant to the terms and provisions of the Asset Purchase Agreement but which shares are delivered and placed with the designated escrow agent until September 3, 2007 as set forth under the terms and provisions of a certain Escrow Agreement, dated April 30, 2003 by and among, inter alia, the Company, the Reporting Person and ILC (the "Escrow Agreement"), to reimburse the Company in the event of the occurrence of certain contingencies addressed in that certain Reimbursement Agreement, also dated April 30, 2003 by and among the same parties (the "Reimbursement Agreement"), and (vi) less 25,000 shares of Series B Stock (the "Indemnity Shares") issued to the Reporting Person pursuant to the terms and provisions of the Asset Purchase Agreement but which shares have been delivered and placed with the designated escrow agent until May 1, 2005 as set forth in Section 8.1(c) of the Asset Purchase Agreement to reimburse the Company in the even of the occurrence of certain losses by the Company arising from indemnifiable claims as defined under the Asset Purchase Agreement. The Reporting Person may not be deemed a "beneficial owner" of either the Reimbursement Shares or the Indemnity Shares as it does not exercise either voting or dispositive power with respect to either set of those shares as required under the beneficial ownership rules of the Exchange Act. Thus, the total number of Series B Stock owned by the Reporting Person as of the date hereof is 181,430 shares.

        The conversion rate for the Series B Stock is five (5) shares of the Common Stock for each share of the Series B Stock. Thus, upon conversion, the Reporting Person may be deemed a "beneficial owner" of 907,150 shares of the Common Stock for the purposes of the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Exchange Act. The Company had 100,000,000 Common Stock shares authorized, of which 6,330,213 shares were issued and outstanding as of May 2, 2003. Thus, the Reporting Person may be deemed a beneficial owner of 12.5% of the Common Stock shares issued and outstanding, calculated on an as-converted basis, as of May 2, 2003.

        (c)   The Reporting Person has engaged in no transaction during the past 60 days in any shares of Common Stock or securities of the Company's subsidiaries.

        (d)   Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

        (e)   Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.    Material To Be Filed As Exhibits.

Exhibit 1.	Asset Purchase Agreement (without exhibits), dated as of December 6, 2002 by and among the Reporting Person, ILC and the Company,
Exhibit 2.	Software License Agreement, dated as of December 6, 2002 by and between the Company and the Reporting Person,
Exhibit 3.	Reimbursement Agreement, dated as of April 30, 2003 by and among, inter alia, the Company, ILC and the Reporting Person,
Exhibit 4.	Escrow Agreement, dated as of April 30, 2003 by and among, inter alia, the Company, ILC and the Reporting Person, and
Exhibit 5.	Escrow Agreement, dated as of April 30, 2003 by and among the Company, the Reporting Person and Scott B. Mitchell, the escrow agent.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I-Link Incorporated, a Florida corporation
Dated: May 19, 2003	By:	/s/ STEPHEN A. WEINTRAUB Stephen A. Weintraub Senior Vice President, Secretary

Schedule A
Directors and Executive Officers
of
the Reporting Person
as of May 19, 2003

Name	Title
Allan C. Silber	Chairman of the Board and Director, Interim CEO, President
Hal B. Heaton	Director
Albert Reichmann	Director
Samuel L. Shimer	Director, Senior Vice President
Henry Y.L. Toh	Director
John R. Walter	Director
Gary J. Wasserson	Director
Gary M. Clifford	Vice President of Finance, CFO
Kelly Murumets	Director, Executive Vice President
Stephen Weintraub	Senior Vice President, Secretary

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  ITEM 1. Security and Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transaction.
  ITEM 5. Interest in Securities of the Issuer.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  ITEM 7. Material To Be Filed As Exhibits.
Signature
Schedule A Directors and Executive Officers of the Reporting Person as of May 19, 2003